November 2, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Era Anagnosti and Mr. Joshua Dilk

Re: Lloyds Banking Group plc (the “Company”) Registration Statement (the “Registration Statement”) on Form F-4 Registration File No. 333-214016

Dear Mr. Anagnosti and Mr. Dilk,

The Company hereby requests that the Securities and Exchange Commission (the “Commission”) declare its Registration Statement on Form F-4 (File No. 333-214016), as amended by the pre-effective amendments on October 27, 2016 and November 2, 2016 (the “Registration Statement”), to be effective on November 4, 2016 at 9:00 a.m. or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Vishal Savadia
Name:	Vishal Savadia
Title:	Head of Capital Issuance & Structuring

[Signature Page to SEC Acceleration Request]